UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 29)1

PulteGroup, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

745867101

(CUSIP Number)

Mark T. Pulte

William J. Pulte Trust

41 South East 5th Street

Boca Raton, Florida 33432

(561) 272-6852

with a copy to:

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

William J. Pulte Trust dtd 01/26/1990, as amended
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,715,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

20,715,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,715,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

Karen J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		134,606
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,715,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

134,606
	10	SHARED DISPOSITIVE POWER

20,715,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,850,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON

Mark T. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,470,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		20,715,997
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,470,500
	10	SHARED DISPOSITIVE POWER

20,715,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,186,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 745867101

The following constitutes Amendment No. 29 to the Schedule 13D filed by the undersigned (“Amendment No. 29”). This Amendment No. 29 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

On March 7, 2018, William J. Pulte passed away and, accordingly, ceased to be a reporting person or serve as the trustee of each of the William J. Pulte Trust dtd 01/26/1990, as amended, a Florida trust (the “Pulte Trust”), and the Joan B. Pulte Trust dtd 01/26/1990, a Michigan trust (the “Joan B. Trust”). Following William J. Pulte’s death, Karen J. Pulte and Mark T. Pulte accepted positions as Co-Trustees of the Pulte Trust in accordance with the terms of the Pulte Trust. A separate individual was named as the Trustee of the Joan B. Trust, which is no longer filing statements on Schedule 13D.

(a)       This statement is filed by (i) the Pulte Trust, (ii) Karen J. Pulte, as a Co-Trustee of the Pulte Trust, and (iii) Mark T. Pulte, as a Co-Trustee of the Pulte Trust. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address of the Reporting Persons is 41 South East 5th Street, Boca Raton, Florida 33432.

(c)       The principal business of the Pulte Trust is holding, managing and distributing the property of the trust and the proceeds therefrom. Karen J. Pulte and Mark T. Pulte each serve as a Co-Trustee of the Pulte Trust.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Karen J. Pulte and Mark T. Pulte are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Common Shares held in the Pulte Trust were contributed to the Pulte Trust by William J. Pulte, the founder of PHM. Certain Common Shares held in the Pulte Trust were also received as an indirect distribution from a separate trust. The Common Shares directly owned by Karen J. Pulte and Mark T. Pulte were received as gifts from William J. Pulte.

5

CUSIP NO. 745867101

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Shares reported owned by each person named herein is based upon 286,170,882 Common Shares outstanding as of March 16, 2018, which is the total number of Common Shares outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 28, 2018.

As of April 5, 2018, 20,715,997 Common Shares were held in the Pulte Trust, Karen J. Pulte directly owned 134,606 Common Shares and Mark T. Pulte directly owned 1,470,500 Common Shares, constituting approximately 7.2%, less than 1% and less than 1%, respectively, of the Common Shares outstanding.

Karen J. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 20,715,997 Common Shares beneficially owned by the Pulte Trust, which, together with the 134,606 Common Shares she directly owns, constitutes approximately 7.3% of the Common Shares outstanding.

Mark T. Pulte, as a Co-Trustee of the Pulte Trust, may be deemed to beneficially own the 20,715,997 Common Shares beneficially owned by the Pulte Trust, which, together with the 1,470,500 Common Shares he directly owns, constitutes approximately 7.8% of the Common Shares outstanding.

(b)       Each of the Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to vote or direct the vote of the Common Shares held in the Pulte Trust. The Pulte Trust, Karen J. Pulte and Mark T. Pulte share the power to dispose or direct the disposition of the Common Shares held in the Pulte Trust, which includes 12,375,732 Common Shares that have been pledged as collateral for certain loan obligations of the Pulte Trust, as has previously been disclosed.

Karen J. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares she directly owns.

Mark T. Pulte has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares he directly owns.

(c)       There have been no transactions in the securities of PHM by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 5, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of PHM to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated April 5, 2018.

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CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2018

WILLIAM J. PULTE TRUST DTD 01/26/90, AS AMENDED

By:	/s/ Karen J. Pulte
	Name:	Karen J. Pulte
	Title:	Co-Trustee

By:	/s/ Mark T. Pulte
	Name:	Mark T. Pulte
	Title:	Co-Trustee

/s/ Karen J. Pulte
KAREN J. PULTE

/s/ Mark T. Pulte
MARK T. PULTE

7